Exhibit 99.1

FORESIGHT AUTONOMOUS 1 NASDAQ/TASE - FRSX July 2021

FORWARD - LOOKING STATEMENTS 2 This presentation of Foresight Autonomous Holdings Ltd. (the “Company”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements. For example, Foresight is using forward - looking statements in this presentation when it discusses Eye - Net’s three pilot projects in Japan, Eye - Net’s pilot with European cellular provider to conduct technological demonstrations over 5G network, that Knorr Bremse will act as an integrator for the leading train operator, pursuant to a commercial agreement signed between Knorr Bremse and Rail Vision in October 2020, and that revenue from the second commercial order from Knorr Bremse is expected to reach approximately 400,000 Euro. Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved and actual results may differ materially from what is expressed in or indicated by the forward - looking statements. Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”) including, but not limited to, the risks detailed in the Company’s annual report on Form 20 - F, filed with the SEC on March 30, 2021. Forward - looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws. If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements.

STRUCTURE 11%* 89%* Public Float 100% 19 . 36 % Vision - based accident prevention and autonomous driving systems Cellular - based V2X system Vision - based systems for railway safety, security and maintenance Foresight Autonomous Holdings (FRSX) 100% AUTOMOTIVE *As of June 30, 2021 3 MO B ILE

FINANCIALS NASDAQ – FRSX MARKET CAP $400 million* SHARES OUTSTANDING* 322.2 million shares 64.4 million ADS** CASH* $56.5 million GAAP SHAREHOLDERS’ EQUITY* $58 million 4 *As of March 31, 2021 ** 1 ADS = 5 ordinary shares

FORESIGHT AUTOMOTIVE AT A GLANCE

Advanced Safety Driver Assistance and Autonomous Driving Vision Solutions

Employees
~70
Mainly R&D

9
Patents

Traded:
TASE, NASDAQ (FRSX)

Core Technology
Software & Algorithms

Mature Technology
adapted from operational surveillance applications

Founded:
2015

Value Proposition
All obstacle detection in harsh weather and lighting conditions

FORESIGHT 5

INDUSTRY CHALLENGE All Obstacle Detection RAINY NIGHT FOG GLARE RAIN SNOW Harsh Weather Conditions 6

TECHNOLOGY – THE BASICS – STEREOSCOPY Uses two synchronized cameras to generate a depth map and provide accurate obstacle detection and classification Depth Map Visible Cams • Detection of ANY object • Accurate size, location and distance of object. • Adding deep neural networks (DNN) for object recognition • Classification of Objects ANY Object Detection (Classified and Non - Classified) 7

TECHNOLOGY - 3D PASSIVE POINT CLOUD Provides 3D data for obstacle detection, terrain analysis and sensor fusion • Generates an accurate depth map for both visible and LWIR spectrum • Converted to a high - resolution 3D point cloud • Provides rich and accurate per pixel information 8

TECHNOLOGY - INFRARED THERMAL CAMERAS Rely on emissivity of different objects, as opposed to sensors of other systems, which rely only on reflective light • Detection in harsh weather and lighting conditions • Native detection of pedestrians and animals 9

MARKET TRENDS – ENHANCING EXISTING ADAS SYSTEMS Creating a stereo pair using existing mono cameras with different fields of view (FOV) Narrow FOV W id e F O V Overlapping FOV - Stereo Area Na r r o w FOV W ide FOV 10

AUTOCALIBRATION – FORESIGHT’S INNOVATION Rigid beam mounting Separated cameras Advantage of camera separation: • Longer distances • Higher distance accuracy • Flexible placement / Easy installation • Visible and IR cameras Traditional Stereo Systems Foresight’s Stereo Modularity 11

MARKETS Passenger Vehicles Military Vehicles Industrial Vehicles Commercial Vehicles 12

MARKET TRACTION – CUSTOMER ENGAGEMENTS First commercial agreement with Elbit System 14 Prototype kits delivered to OEM/Tier 1’s worldwide Dozens of leads with OEMs/Tier 1’s First paid POC with leading European OEM Strategic cooperation agreements with key industry players 13

MARKET TRACTION – PARTNERS/CUSTOMERS 14

PAID POC/ Co - Development Design Win Prototypes Mass P r oduction SALES CYCLE 15

EYE-NET MOBILE AT A GLANCE

Cellular-based V2X accident prevention solution

Employees
11
Mainly R&D

2
Patents

100% fully owned by Foresight Automotive

Core Technology
Software & Algorithms

Market Traction
- 1st commercial agreement
- 3 pilot projects in Japan
- 4 Trials/Integrations

Founded:
2018

Value Proposition
Provide real-time alerts about predicted collisions in all weather and lighting conditions

EYE-NET 16

HOW EYE - NET Œ PROTECT WORKS Each of the installed mobile devices is aware of its location and constantly transmits it to Eye - Net Ρ servers 1 The Eye - Net Ρ servers send the location of other devices in the vicinity to each device, effectively making devices aware of the road users around it The Eye - Net Ρ application constantly searches for potentially dangerous conditions or collisions Once a potential collision is detected, immediate visual and audio alerts are sent out to all users involved 2 3 4 17

MARKET TRACTION • 1 st commercial agreement – with SaverOne to integrate & commercialize Eye - Net into their solution for cellphone distracted driving • Three pilot projects in Japan with leading Japanese multinational companies for possible: • Integration into an OEM vehicle for smart city project • Advanced dashboard cameras • IoT services • Pilot with European cellular provider to conduct technological demonstrations over 5G network • Signed distribution agreements in Europe, Japan and South America 18

Value Proposition Provide high - end solutions to the core challenges of the rail industry RAIL VISION AT A GLANCE Obstacle detection & classification systems for the railway industry FRSX owns 19.36% of Rail Vision Employees 65 Founded: 2016 Core Technology Electro Optics, Deep Learning Software & Hardware Market Traction • First commercial order & commercial agreement • Strategic investment from Knorr - Bremse GmbH 19

20 ABOUT RAIL VISION • Technology company engaged in the design, development and manufacture of the first cognitive vision and safety system for the railway industry • Main focus: Safety: State - of - the - art long - range obstacle detection system Provide condition - based maintenance • Strategic investment by Knorr - Bremse – a leading Tier - One supplier in the railway industry Original investment of $10M in March 2019, followed by an additional investment of $10M in October 2020. • First commercial order - Received order of 0.5M Euro from leading European train operator for remote shunting prototype system in April 2020. In October 2020, signed a commercial agreement in which Knorr Bremse will act as an integrator for the leading train operator for a potential of 2.3M Euro, with an optional expansion of 3.5M Euro. • Second commercial order - Rail Vision Enters Electrically Powered Light Rail Vehicle with Order from Knorr - Bremse - Revenue from this order is expected to total approximately 400,000 Euro. ;

THANK YOU! Info@foresightauto.com www.foresightauto.com 21